Exhibit 99.1
Agreement Regarding Disclosure of Long-Term Debt Instruments
     In reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K, AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), has not filed as an exhibit to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the Partnership and its subsidiaries on a consolidated basis. Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Partnership hereby agrees to furnish a copy of any such agreement to the Securities Exchange Commission upon request.

AIMCO Properties, L.P.

By: AIMCO-GP, Inc., its general partner

By:	/s/ Paul J. McAuliffe

Paul J. McAuliffe
Executive Vice President and Chief Financial
Officer